THUNDER
ENERGY
TRUST

400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

SEC MAIL PROCESSING RECEIVED
MAR 15 2007
WASH., D.C. 186 SECTION

March 7, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

07021865

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated March 7, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

PROCESSED
MAR 20 2007
THOMSON
FINANCIAL

3/19

File # 82-34957

THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust declares 9-cent distribution

Calgary, Alberta, March 7, 2007 - Thunder Energy Trust has declared a distribution of 9 cents per trust unit to be paid on April 16, 2007, in respect of March production, for unit holders of record on March 22, 2007. The ex distribution date is March 20, 2007.

Technical errors in the Trust's web supplier's distribution system have caused a series of archived news releases to reach subscribers' inboxes. The Trust advises that all current news releases are posted on our website, www.thunderenergy.com.

Thunder Energy Trust is an oil and gas income trust having been created in July 2005.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

END